UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
AG Mortgage Investment Trust, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
001228105
(CUSIP Number)
January 21, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001228105		13G	Page 2 of 11 Pages
1			NAME OF REPORTING PERSON Hill Country Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,882,468
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,882,468
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,468
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3% (1)
12			TYPE OF REPORTING PERSON IA, PN

(1) Based on the 22,857,513 shares of Common Stock, $0.01 par value per share (the “Common Stock”) of AG Mortgage Investment Trust, Inc. (the “Issuer”) issued and outstanding following the consummation of the Issuer’s public offering of Common Stock on November 22, 2021, as more fully described in the Issuer’s Prospectus Supplement dated November 17, 2021, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 19, 2021 (the “Prospectus”), and the Form 8-K of the Issuer filed with the SEC on November 22, 2021 (the “8-K”).

CUSIP No. 001228105		13G	Page 3 of 11 Pages
1			NAME OF REPORTING PERSON Hill Country Special Opportunities Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,882,468
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,882,468
	8	SHARED DISPOSITIVE POWER 0
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,468
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3% (1)
12			TYPE OF REPORTING PERSON FI, PN

(1) Based on the 22,857,513 shares of Common Stock, $0.01 par value per share (the “Common Stock”) of AG Mortgage Investment Trust, Inc. (the “Issuer”) issued and outstanding following the consummation of the Issuer’s public offering of Common Stock on November 22, 2021, as more fully described in the Issuer’s Prospectus Supplement dated November 17, 2021, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 19, 2021 (the “Prospectus”), and the Form 8-K of the Issuer filed with the SEC on November 22, 2021 (the “8-K”).

CUSIP No. 001228105		13G	Page 4 of 11 Pages
1			NAME OF REPORTING PERSON Andrew W. Olson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,882,468
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,882,468
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,468
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3% (1)
12			TYPE OF REPORTING PERSON HC, IN

(1) Based on the 22,857,513 shares of Common Stock, $0.01 par value per share (the “Common Stock”) of AG Mortgage Investment Trust, Inc. (the “Issuer”) issued and outstanding following the consummation of the Issuer’s public offering of Common Stock on November 22, 2021, as more fully described in the Issuer’s Prospectus Supplement dated November 17, 2021, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 19, 2021 (the “Prospectus”), and the Form 8-K of the Issuer filed with the SEC on November 22, 2021 (the “8-K”).

CUSIP No. 001228105		13G	Page 5 of 11 Pages
1			NAME OF REPORTING PERSON Steven L. Kuhn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,882,468
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,882,468
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,468
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3% (1)
12			TYPE OF REPORTING PERSON HC, IN

(1) Based on the 22,857,513 shares of Common Stock, $0.01 par value per share (the “Common Stock”) of AG Mortgage Investment Trust, Inc. (the “Issuer”) issued and outstanding following the consummation of the Issuer’s public offering of Common Stock on November 22, 2021, as more fully described in the Issuer’s Prospectus Supplement dated November 17, 2021, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 19, 2021 (the “Prospectus”), and the Form 8-K of the Issuer filed with the SEC on November 22, 2021 (the “8-K”).

Item 1(a): Name of Issuer:
AG Mortgage Investment Trust, Inc., a Maryland corporation (the "Issuer").

Item 1(b): Address of Issuer's Principal Executive Offices:
The Issuer's principal executive offices are located at 245 Park Avenue, 26th Floor, New York, NY 10167.
Item 2(a): Name of Person Filing:
(i)
Hill Country Asset Management, LP, a Delaware limited partnership (“Hill Country”), which serves as investment adviser to Master Fund (as defined in Item 2(a)(ii)), with respect to the shares of Common Stock (as defined in Item 2(d)) owned by Master Fund;

(ii)	Hill Country Special Opportunities Master Fund, LP, a Cayman Islands exempted limited partnership (“Master Fund”);
(iii)
Mr. Andrew W. Olson (“Mr. Olson”), who is the Chief Executive Officer of Hill Country and controls its business activities, with respect to the shares of Common Stock indirectly beneficially owned by Mr. Olson by virtue of such position; and

(iv)
Mr. Steven L. Kuhn (“Mr. Kuhn”), who is the Chief Investment Officer of Hill Country and controls its business activities, with respect to the shares of Common Stock indirectly beneficially owned by Mr. Kuhn by virtue of such position.

Hill Country, Master Fund, Mr. Olson and Mr. Kuhn are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b): Address of Principal Business Office or, if None, Residence:
The address of the principal business office of Hill Country, Master Fund, Mr. Olson and Mr. Kuhn is c/o Hill Country Asset Management L.P., 2770 US Highway 290, Dripping Springs, TX 78620.
Item 2(c): Citizenship:
Hill Country is organized as a limited partnership under the laws of the State of Delaware.  Master Fund is organized as an exempted limited partnership under the laws of the Cayman Islands. Each of Mr. Olson and Mr. Kuhn is a United States citizen.
Item 2(d): Title of Class of Securities:
Common Stock, $0.01 par value per share (the “Common Stock”).

Item 2(e): CUSIP Number:
001228105.
Item 3: If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	[ ]	Broker or dealer registered under Section 15 of the Act,
B.	[ ]	Bank as defined in Section 3(a)(6) of the Act,
C.	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act,
D.	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940,
E.	[ ]	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
F.	[ ]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
G.	[ ]	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
H.	[ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
I.	[ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
J.	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4: Ownership:

A. Hill Country Asset Management, LP
(a) Amount beneficially owned: 1,882,468 shares of Common Stock.
(b) Percent of class: 8.236%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 22,857,513 shares of Common Stock issued and outstanding following the consummation of the Issuer’s public offering of Common Stock on November 22, 2021, as more fully described in the Issuer’s Prospectus Supplement dated November 17, 2021, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 19, 2021 (the “Prospectus”), and the Form 8-K of the Issuer filed with the SEC on November 22, 2021 (the “8-K”). All amounts reported in this Schedule 13G are as of the opening of the market on January 31, 2022.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 1,882,468
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 1,882,468

B. Hill Country Special Opportunities Master Fund, LP
(a) Amount beneficially owned: 1,882,468 shares of Common Stock.
(b) Percent of class: 8.236%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 22,857,513 shares of Common Stock issued and outstanding following the consummation of the Issuer’s public offering of Common Stock on November 22, 2021, as more fully described in the Prospectus and the Form 8-K. All amounts reported in this Schedule 13G are as of the opening of the market on January 31, 2022.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 1,882,468
(ii)	Shared power to vote or direct the vote: -0-
(iii)	Sole power to dispose or direct the disposition: 1,882,468
(iv)	Shared power to dispose or direct the disposition: -0-

C. Andrew W. Olson
(a) Amount beneficially owned: 1,882,468 shares of Common Stock.
(b) Percent of class: 8.236%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 22,857,513 shares of Common Stock issued and outstanding following the consummation of the Issuer’s public offering of Common Stock on November 22, 2021, as more fully described in the Prospectus and the Form 8-K. All amounts reported in this Schedule 13G are as of the opening of the market on January 31, 2022.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 1,882,468
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 1,882,468

D. Steven L. Kuhn
(a) Amount beneficially owned: 1,882,468 shares of Common Stock.
(b) Percent of class: 8.236%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 22,857,513 shares of Common Stock issued and outstanding following the consummation of the Issuer’s public offering of Common Stock on November 22, 2021, as more fully described in the Prospectus and the Form 8-K. All amounts reported in this Schedule 13G are as of the opening of the market on January 31, 2022.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 1,882,468
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 1,882,468

Item 5: Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐
Item 6: Ownership of More than Five Percent on Behalf of Another Person:
Hill Country Special Opportunities Fund GP, LLC, a Delaware limited liability company, is the general partner of Master Fund and has the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock held by Master Fund.  Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.
Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.
Item 8: Identification and Classification of Members of the Group:
Not applicable.
Item 9: Notice of Dissolution of Group:
Not applicable.
Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.
[Signatures on following page]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2022

HILL COUNTRY ASSET MANAGEMENT, LP

By: Hill Country Asset Management, LLC, its general partner

By:	/s/ Shawn Wells
Name: Shawn Wells
Title: President and General Counsel

HILL COUNTRY SPECIAL OPPORTUNITIES MASTER FUND, LP

By: Hill Country Special Opportunities Fund GP, LLC, its general partner

By:	/s/ Shawn Wells
Name: Shawn Wells
Title: President and General Counsel

ANDREW W. OLSON

By: /s/ Shawn Wells
Name: Shawn Wells
Title: Attorney-in-Fact

STEVEN L. KUHN

By: /s/ Shawn Wells
Name: Shawn Wells
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated January 31, 2022, by and among the Reporting Persons.
Exhibit 99.2:	Power of Attorney granted by Andrew W. Olson and Steven L. Kuhn in favor of Shawn T. Wells, dated January 31, 2022.